EXHIBIT 99.2

First Quarter Earnings

Seacoast Banking Corporation

April 15, 2004

9:30 a.m. ET

Host:  Dennis S. Hudson, III

Operator:

Good day ladies and gentleman and welcome to the Seacoast Banking Corporation of Florida’s first quarter earnings conference call.  At this time all participants are in a listen only mode.  Later we will conduct a question and answer session and instructions will follow at that time.  If any one should require assistance during the conference please press “*” then “0” on your telephone key pad.  As a reminder, this conference is being recorded.  Introducing your host for today’s conference:  Seacoast President and CEO Dennis Hudson.  Sir, you may begin.

Dennis Hudson:

Thank you very much and welcome to our first quarter conference call.  Before we begin I would like to direct your attention to the statement contained at the end of our press release regarding forward statements.  During this call we may be discussing certain issues that constitute forward looking statements within the meaning of the Securities Act of 1933.  Accordingly, our comments are intended to be covered within the meaning of Section 27A of the Act.  With me today is Bill Hahl, our Chief Financial Officer, and both of us will be available to answer questions following our prepared remarks.

Seacoast reported earnings for the quarter of 23 cents per share (diluted), up over the 21 cents per share one year earlier and down a penny from the fourth quarter of last year.  A careful review of the quarter will clearly demonstrate that our efforts discussed in the last couple of calls, to improve margins and to reduce long term interest rates risk, continue to progress nicely.  Total revenues for the quarter, defined as net interest income and non interest income excluding securities gains, were up to a 15.2 percent over the prior year and up in astounding 29.5 percent annualized over the last quarter of 2003.  Our margin improvement, which began last quarter with a 38 point basis point expansion, continued this quarter with an expansion of another 16 basis points and now stands a 3.98 percent.  Provided we continue to produce the loan growth that we expect, we believe our margin will continue to expand over the balance of the year.  Our goal is to produce a more competitive net interest margin over the long term as we continue our work.  In addition, we believe our longer term interest rate risk profile will continue to improve in the process, which will place us in a stronger competitive position as interest rates inevitably increase.

Performance for the first quarter was also impacted by increases in overhead do both to our expansion and the higher compensation expense related to our anticipated performance for the year.  We also took a provision for loan losses for the first time in many quarters due to healthy loan growth.  These factors are not expected to be as impactful to quarterly growth rates over the balance of the year.  Bill will be sharing additional color with us regarding our progress.

But first let me turn to an update on our market expansion and market growth generally.  As most of you know, we operate in some of the fastest growing and wealthiest markets in Florida.  Our home market, located just north of Palm Beach, is home to Florida’s wealthiest residents, with the Martin County being the county with the highest per capita income from investment sources.  And the Northern end of our market, Vero Beach, has the distinction of having the second highest per capita income of any county in Florida from investment sources.  St. Lucie County, in between, is home to the fastest growing municipality in Florida:  the city of port St. Lucie, which incidentally is now larger in population than the city of West Palm Beach.  Building permits in this fast growing city are now more than double last year’s figure.  So the Treasure Coast’s close proximity to South Florida is increasingly becoming the choice of many who want to escape from the densely populated, over developed markets to the South.  Loan growth and core deposit growth for us in these markets continue to be outstanding and we continue to hit very high numbers for both production and pipe lines in the Treasure Coast.

Our expansion into Palm Beach County that began last year continues to build strong momentum.  With three offices open today and two more coming late this year, we have seen terrific new business results so far.  Thanks to a dedicated team of professional bankers lead by Jean Strickland, our Palm Beach County President, we have already closed almost $100 million in loans in the market, of which approximately $66 million has funded.  Our Palm Beach county pipeline of new loans is strong too with over $119 million in loans currently in process.  Our deposit portfolio is growing nicely as well, with balances at the end of the quarter totaling $39 million with over 20 percent of that number consisting of non-interest bearing deposits.  Clearly selling our SuperCommunity brand in Palm Beach County is working.  While these numbers are extremely small relative to the size of the Palm Beach County market, they have incrementally added to our success on the fast growing Treasure Coast with more dramatic impact as demonstrated in the revenue growth we reported this quarter.

Now I would like to turn the call over to Bill Hahl our Chief Financial Officer who will further report on the results for the quarter -- Bill?

William Hahl:

Good morning.  I will begin today's discussion with some comments about earning assets, deposit growth and mix, net interest margin increases, highlights related to increases in fee-based businesses, overhead and conclude with the provision and allowance for loan losses.

We have posted three charts that can be accessed from our website under the heading presentations for this conference call, and I will refer to these during my comments.  I will start by reminding everyone that over the last two years we have had a commitment to change our mix of earning assets, as well as our loan portfolio mix, to improve our net interest margin from median performance compared to peer that we have produced in the past.  A key component of this strategy was to ramp up our commercial and consumer lending capabilities and expand these components to around 65 to 70 percent of total loans, and reduce the size of the 1-4 family residential loan portfolio from 60 percent to 30 to 35 percent, while maintaining our historically low and favorable cost of funds.  Over the last two years, interest rates declined to a 45 year low and our 1-4 family residential portfolio ran-off much faster than anticipated.  This produced negative loan growth until the third quarter of 2003.  We have worked very hard over the past two years to improve our consumer and commercial lending capabilities and have had some nice results that were hidden by the unprecedented refinance activity during 2002 and 2003.  Total loans have increased sequentially to $739 million at March 31, 2004 from $709 million in the fourth quarter and $664 million in the third quarter.  For the last three quarters commercial lending originations, primarily commercial real estate, continued to improve and prospects for continued annualized loan growth in the mid to high teens appears likely over the remainder of 2004.

The results of our expansion in the Palm Beach County have exceeded expectations in both actual loan fundings, which now total over 66 million, and the strength in the customer demand for our brand of banking.  As Dennis mentioned earlier this market has produced over $200 million of commercial real estate lending opportunities with approximately $100 million of actual new funded and unfunded balances at March 31, 2004.  The quality of the commercial real estate lending opportunities is high and the closing ratio for the product line in this market has been strong.

Please refer to the chart titled “Growth in Earning Assets” posted on our website.  Average loan outstanding for the first quarter improved to approximately 56 percent of earning assets, up from the lowest point in the second quarter of 2003 of 53 percent, but still well below the 75 to 80 percent level the company maintained prior to 2002.  The yield on earning assets has increased 33 basis points from the third quarter 2003.  The current spread between new loan add-on rates in comparable duration investment is in the range of 250 to 300 basis points.  We believe earning assets yield should improve going forward as a natural result of a shift from investment securities into loan balances outstanding over the next 12 months.

My comments now will be about the positive growth over the past 12 months and the positive change in mix that has occurred.  Please refer the chart titled “Growth in Average Deposits” included on our website.  A positive result of the long term SuperCommunity Bank strategy is the company’s success at maintaining and growing low cost funding relationships.  Our SuperCommunity Banking brand – what we call a third alternative to banking — all of the sophisticated products and services of large competitors delivered with the quality customer service of small community bank — has provided us with ample low cost deposits on the Treasure Coast.  Our percentile rank versus peers has always been in the lowest quartile, a result of a very favorable deposit mix.  Although short term interest rates have remained unchanged over the last 12 months, interest expense as a percent of earning assets has declined 45 basis points to 1.05 at March 31, 2004.  Average deposits for the first quarter 2004 have increased $83 million or 8.1 percent when compared to first quarter 2003, with $42 million or an increase of 22.5 percent in non-interest bearing deposits, and an increase of $45 million or 9.3 percent in low-cost NOW and savings deposits.

Given the positive changes in deposit mix, and the growth in loans and deposits, it is not surprising that the margin for the first quarter increased 16 basis points over the fourth quarter and total 3.98 percent compared to 3.89 percent for the same quarter last year.  This was in-line with our expectations and it is what we communicated during last quarter’s conference call.  Margin expansion is likely to continue in the near term, and is dependent, as Dennis said, on continued loan growth and economic improvement.  When simulated on our ALCO model, the expansion of the company’s net interest margin for the remainder of 2004 could be in the range of 10 to 15 basis points, if interest rates remained unchanged.  With the recent 50 to 60 basis points steepening of the yield curve, there is potential for added margin expansion this year.

Now, let’s move on to some highlights for noninterest items.  The improved non-interest income growth over the fourth quarter was aided by increases in fee-based businesses.  Non-interest income, excluding security gains and losses, increased 13.2 percent when compared to fourth quarter of 2003, with nice growth in fees from our investment management services, which increased over 26 percent from the fourth quarter, as well as growth and revenues from mortgage banking and refinance activity.  Revenues from investment management began improving in the fourth quarter 2003; and with the economy coming around, the performance for investment management could conceivably continue to improve.  In addition, the future for increased residential loan production looks favorable as the local housing market continues to grow.

As Dennis mentioned the company’s non-interest expenses were up in the first quarter and totaled the $11.5 million, a sequential increase from $10.3 million in the fourth quarter and 10.9 million in the first quarter 2003.  A portion of the growth in overhead is a result of increased wages, benefits, occupancy, marketing, and other overhead due to the addition of branches and personnel in the Palm Beach County market, and additionally from higher commissions, stock awards, and other incentive compensation, tied to the company’s improving financial results.  Our brand of SuperCommunity Banking – with the high level of service delivered by professional bankers from convenient branch locations – will never allow us to have an overhead ratio of the large competitors whose idea of quality customer service and convenience are 800 numbers answered by computers.  However expense control is important to us, and we believe we can and should operate over the long term with an average overhead ratio in the range of the low 60’s.  However, for the remainder of 2004, the overhead will remain in the mid 60’s, as we add expenses as a result of our market expansion.

Now I will have some comments on the allowance and the provision.  The allowance for loan losses totaled $67.3 million at the end of the quarter, which represented 0.85 percent of total loans compared to 0.87 percent in the fourth quarter.  Our net charge-offs and non-performing asset levels have historically been much better than industry averages and remained very solid in the first quarter.  The consistent credit quality and historically low net charge-offs in all of the company’s loan portfolios results not only in lower overall allowance for loan loss, but also a more modest provision for loan losses.  This quarter we provided a $150,000 provision, which was up from no provision for all of 2003.  The company’s average net charge-off ratio for the last 5 years has been 0.04 percent and for the last 10 years has been 0.06 percent.  It is contemplated that loan loss provisioning will continue over the remainder of 2004, consistent with loan growth.

Dennis Hudson:

Thank you very much, Bill.  That ends our prepared remarks and we will be delighted to take a few questions if there are any.

Operator:

Ladies and gentleman, if you have a question please press the ‘1’ key on your telephone key pad at this time.  If your question has been answered or you wish to remove yourself from the queue, please press the £ key.  If you are using a speaker phone, please lift the hand set before asking your question.  One moment while we queue your question.  Our first question comes from Gary Tenner, of Robinson Humphrey.  Sir, your question?

Gary Tenner:

Good morning.  Just a quick question, Bill, on the tax rate --  it looks to be a little bit higher this quarter versus what it was through most of the last year.  Is that what should be expected going forward or what it -- or over the assumed average close rates of last year’s level?

William Hahl:

No, that should be tax rate going forward this year.

Gary Tenner:

Okay.  Great thank you.

William Hahl:

Okay.

Operator:

Our next question is from the line of John Pandtle with Raymond James & Associates.  Sir, your question.

John Pandtle:

Good morning guys.

Dennis Hudson:

Good morning John.

William Hahl:

Good Morning.

John Pandtle:

I was wondering if we could drill down a little further into the expense issue.  The sequential quarter increase of $1.2 million -- you gave us two broad categories for the increase.  Can you give us a sense of dollar amount allocated to each of those areas of higher expenses?  And what we should expect over the balance of the year on a quarterly run rate basis? – is this $11.5 million should we consider that as a base to use going forward?

Dennis Hudson:

Yeah I think so.  And in my opening comments I try to make the point, John, that while we saw a large sequential growth from fourth to first quarter…

John Pandtle:

Yeah.

Dennis Hudson:

We won't see that kind of growth going forward and I think -- generally speaking -- that will be a fairly normalized quarterly number now as we go forward.  And that assumes that our performance continues to generally accelerate as we go throughout the year.  If it doesn't, we may cut back on some of the numbers that we are accruing in there for the various plans that we have in place on the line side related to volume…

John Pandtle:

Uh-huh.

Dennis Hudson:

 -- and throughout the company based on overall performance of the company. As you know, our performance last year was not what we expected, what we wanted it, to be.  As Bill said earlier, last year’s performance was driven down by some margin contraction which again was due, as we all know, to a very difficult environment for us in the residential areas.  We saw huge liquidation hitting us at the same time we were transforming our loan portfolio.  So performance /earnings were actually down last year and so we had some pretty significant cuts in a lot of our overhead categories as a result of that poorer performance.  So we are kind of getting back up to normal levels now and you are going to -- you saw that jump in the first quarter -- but it won't continue.

John Pandtle:

Okay.

Dennis Hudson:

But, you know…

John Pandtle:

Uh-huh but would you be willing to give us the numbers behind the increase; in other words, what percentage of the $1.2 million would you say was higher wages and overhead for Palm Beach and what of the remainder was related to higher incentive comp and commission expense?

Dennis Hudson:

Some of it's somewhat more broad -- with that which is related to the incentive compensation accruals or salaries -- and the other part that drilled up the first quarter.  Group health insurance increased quite dramatically, in the 20 percent category.  So if we take both salaries/wages and benefits, I would say that out of the $1.2 million we are looking at around $800,000 and the rest was related to the Palm Beach County branches and normal salary increases.  Much of the Palm Beach County impact was felt in the fourth quarter although there was continued impact felt -- growth felt -- in the first quarter.  I think going forward we have got a pretty full staff in Palm Beach County and the next thing to expect will be the staffing of the two new branches.  But it's now looking like those branches are going to be lucky to be open at the tail end of this year—so I am anticipating not a whole lot of impact in this year.  And again we are pushing hard on the revenue side to mitigate any of those impacts as we approach the end of the year.

John Pandtle:

Okay.  And this is a quick follow-up and then I will hop off.  Can you update us on positioning and your securities portfolio?  Did you make any major changes this quarter and where are you from a duration stand point?  What was the unrealized gain or loss in the portfolio at quarter end? And then, the recent move we have seen in rates, how does that impact the unrealized --?

William Hahl:

Good question.  The duration of investment portfolio is about two and a half years -- and it probably hasn’t really changed even with this increase in the yield curve that happened.  The depreciation was just south of a million buck, that was around $900,000 in market value being under historical costs.  So nothing substantial there. And as far as -- you know, it’s anybody’s guess with the 50 basis point movement; but the since the portfolio is relatively short, I think in that part of the curve I looked at it, and it was maybe a 25 basis point shift, so I think you will see probably the portfolio’s depreciation more along the lines as it was in the December financials, which I think was about $3 million -- that is what my recollection is.  I don't have that right here.

Dennis Hudson:

Yeah, I think that is correct.

John Pandtle:

Okay great, thank you.

Dennis Hudson:

All right.

Operator:

Again ladies and gentlemen if there are any further question, please press the “1” key on your telephone key pad at this time.  Our next question it's from David Honold with Keefe Bruyette and Williams.  Sir, your question.

David Honold:

Hey its David Honold, KBW.

Dennis Hudson:

Hi, I thought so.

David Honold:

Just a quick follow up on the end of period loan balances.  You may have mentioned this, but what was the 1-4 family, and then what was commercial real estate at the end of the quarter?

William Hahl:

Let's see, going by memory here, because I don't have this in --well maybe I do -- both the commercial and financial was around $45 million at the end of the…

David Honold:

Yeah, that’s C&I.

William Hahl:

Yeah, the C&I --

David Honold:

CRE?..

Dennis Hudson:

 -- and I think commercial and commercial real estate is about 53 percent of the total portfolio of $739 million.  So if you take off the C&I portion, you will drill down into the commercial real estate.  If you just do the math there -- I am a little slow myself this morning, so I can't do it.

David Honold:

That’s okay.

Dennis Hudson:

And the 1-4 family represents about 28 percent of the $739 million and the reminder is the consumer portfolio.

David Honold:

Got it.

Dennis Hudson:

Okay.

David Honold:

Thanks, and then maybe you could just walk through some of the -- with the yield curve at the current level -- what your thoughts are on the margin.  And then, if you touched on the potential for expansion, would that come more out of better loan yields or securities yields or a combination?

William Hahl:

Yes, you are right.  What we experienced in the first quarter, if you recall, the curve flattened from let's say certainly the fourth quarter and so the add-on rates for loans were down from what we had sort of anticipated, and yet we came in -- as far as the margin expansion -- within the range that we had indicated last conference call.  That was driven by the fact that we actually did better in our funding of loans over the first quarter, so that drove the margin improvement.  With the yield curve where it is and, if it would stay there and we continue to have a loan growth accelerating, there is no doubt on my mind that we will see a higher margin than what we forecasted -- it will be at the higher end of that range, let’s say.  For sure, we are seeing and we have seen that the investment yield has gone up considerably -- not that we plan on putting a lot into the investment portfolio over the remainder of the year based upon our forecast for loan growth.

David Honold:

Thanks.

Dennis Hudson:

Thank you David.

Operator:

Our next question comes from the line of John Pandtle, with Raymond James & Associates.  Your question sir.

John Pandtle:

Okay, one final question -- I just want to clarify the tax rate issue.  I am seeing on a fully tax equivalent basis a rate of about 35.3 percent in the quarter?…

William Hahl:

Correct.

John Pandtle:

 -- and due for 2003, you were at about 34.1?

William Hahl:

Correct.

John Pandtle:

Are you saying 35.3 is the proper number to model for the reminder of year?

William Hahl:

I believe so John, that’s -- I went over that with my controller, so I am unfortunately pretty confident about the 35.  It’s going to be right around that:  35, 35.2.

John Pandtle:

Okay, thanks again.

William Hahl:

All right.

Operator:

The next question comes from the line of Jonathan Ashe at Wellington Management Company.  Your question please.

Jonathan Ashe:

Hi, It looks like revenues exceeded expectations and I guess we could then extrapolate…it looks like ‘04 revenues are going to exceed expectations.  But yet, we have the expense growth in the first quarter kind of mitigating the excitement.  And I guess, if you look at revenue per diluted share was up nicely over the fourth quarter and -- just interested in the expenses on the salaries and benefits--some $900,000 over the fourth quarter off of a lower than desired ‘03 year.  How much of this is accruing for expected ‘04 performance and how much of that is incentive based related to 03?  Thank you.

William Hahl:

Really none of it is related to incentive based compensation for ‘03 and, as Dennis explained, I think in the fourth quarter we actually had, if you look sequentially back to the third quarter, fourth quarter salaries were, I believe, lower as a result of actually reducing in the fourth quarter some of your prior accruals. We had forecast our performance to be better than it was and so we took some accruals down in the fourth quarter.  So the run rate that was there for the third quarter would have been the run rate plus a little bit of increase for the Palm Beach County branches.  So that's the reason why the number is so large -- a $900,000 increase.  But there isn't any of the 2003 incentive in the first quarter, so I think you are absolutely right, we are expecting good revenue growth over 2004 and we are accruing for that higher performance.

Dennis Hudson:

So said another way, we are expecting a continuation of some level of sequential revenue growth, quarter to quarter, but we are not expecting sequential growth nearly as dramatic on the expense side.  So we will see as the year progresses, and if we need to make adjustments to some of these estimates, we certainly will.  But you are looking at probably the least favorable period in which to compare on a sequential basis for the reasons that Bill just stated.

Jonathan Ashe:

Thanks.

Dennis Hudson:

Thanks Jonathan.

Operator:

Our next question is from the line of Peyton Green with FTN Midwest Research.  Your question please.

Peyton Green:

Hi, good morning.  A couple -- and they are all on the revenue side.  With respect to mortgage banking and also on marine finance, what is your outlook for those lines, Dennis, versus where you might have been 90 or 180 days ago?

Dennis Hudson:

Well on the mortgage side, number one, as you know, we have been saying all along that even though we are in a less exciting environment today than we were a year ago, in terms of the right environment, it is still fairly exciting.  I mean rates are still in a fairly good spot.  Number two, our markets, unlike others in the country, continue to expand pretty dramatically in terms of the level of residential growth that is occurring here and the amount of new products that is being delivered every quarter.  So we think that's going to help support our revenues in the residential area. And then thirdly, the market extension into Palm Beach County should begin to kick-in at some point.  I will tell you on the residential side, very little of that residential growth -- hardly any of it -- is coming out of Palm Beach County right now.  As we go forward with the longer build-out, a more consumer-oriented build-out, we are looking forward optimistically to some pretty decent…

William Hahl:

Sequential…

Dennis Hudson:

 …sequential growth and that’s just based on the volume side.  Due to the market extensions -- due to the markets around -- we have to carry out that and say that our residential portfolio has dipped as low as we want it to go -- in fact it is a little lower than it should be right now.  We have said last year that we were targeting the residential portfolio at about 30 percent of loans, 35 percent of loans, and today it's around 28 percent.  So we are booking more production today than we were a year ago, and that's kind of mitigating the excitement that I talked about. So we are kind of in a transition again here where we will continue to book some residential production, and as a result, we will not have the revenues associated with the gain on sales.  So, having said all of that, we are hoping -- all other things I haven't discussed being equal, most notably the right environment -- that we will slug away at it and continue to see some growth and some nice revenues in the mortgage area.

Back on the marine side, I would say that things continue to be very strong.  In those areas, we are moving into a period where we think we will continue to post the same marine growth that we have had recently—although, as you know, revenues have not been nearly as dramatic as they were a year ago.  Again, I just remind you, a year ago or little over a year ago, we did picked up some new markets in California and that really helped dramatically grow our revenues in that area.  At this point that division is operating profitably, and it is making nice contributions to our overall profitability and we expect that to continue on the revenue side, growing at -- what build up?...

William Hahl:

10 percent.

Dennis Hudson:

 …10 percent rate, as we build out throughout the year.

Peyton Green:

Okay. I get the follow up from the mortgage area.  I mean, I know it's a very well aligned, but it’s kind of a minus 50 percent for year over year assumption in ‘04 versus ‘03?

William Hahl:

Oh, gosh -- that's tough to say, Peyton.  We would…

Peyton Green:

Or does it…

William Hahl:

We would like to see, as Dennis indicated, I think some sequential growth in our mortgage banking revenues throughout the next three quarters, half of what we posted in the first quarter.

Peyton Green:

Okay.

William Hahl:

And I haven't done the math, but I guess I would be surprised if we were to do 50 percent decline.

Peyton Green:

Okay, all right, fair enough. And then on the service charges on deposit accounts, that number was a little bit lower year-over-year for you.  Do you know what is driving that number down a little bit?

William Hahl:

Yeah, we have broken out it, Peyton.  Taking out everything that's growing, which are Internet banking and some of the check card revenues and things of that nature, what's left in that category -- that's a big driver – is overdraft fees.  Those are down, but we were working on that and we were looking at that very closely right now.  We have got some ideas and some things in the works which, over the course of the year, we think will improve that.

Dennis Hudson:

And I would say, a back drop affecting the whole industry is this continued promotion of free checking -- service charge free checking and the like.  That continues to give us challenges, as it does the whole rest of the industry, as well as the other related fees that are not related to overdrafts.  There’s a lot of competition out there these days for free checking and we are right in the middle of it, offering our own free checking products.

Peyton Green:

Okay.  All right, so I guess it's not necessarily a collectiblity issue related to any kind of free checking program in the past.  It's just simply the pressure, the general feeling, because your product situation is different than others.  Is that fair?

Dennis Hudson:

I would say that's true and also you have to look back historically.  We’ve had very large penetration in these markets.

Peyton Green:

Right …

Dennis Hudson:

And we’ve, in general over the last couple of years, had to get a lot more competitive in the fee arena to maintain that position and grow it over time.  So a lot of the growth, virtually all of the growth, imbalance is coming from free checking and service charge free type products, so I think it has been …as Bill mentioned earlier it's important that we examine that closely, and we are examining it and we have some thoughts that hopefully will impact us a little later in the year.

Peyton Green:

Okay, great. Thank you very much.

Dennis Hudson:

Thank you.

Operator:

Our next question from the line of Chris Marinak with Fig Partners, your question please?

Chris Marinak:

Thank you.  Dennis, curious about what you are seeing competition do in terms of extending hours. Do you feel any pressure on the retail side to extend hours yourselves? How well received, or not received, is that in your market?

Dennis Hudson:

Well, first of all, we offer extended hours through our Wal-Mart offices.  Throughout the markets, we have 4, 3, no 4, Wal-Marts – sorry, my mind went blank there for a second -- four Wal-Mart Stores open and they offer extended hours during the week and they are even open on Saturdays and Sundays.  And we have more offices, brick and mortar offices, throughout the markets than anyone else, so we think from our prospective that we offer a competitive value that is really unmatched.  What we see, though, are some of those that have fewer offices and fewer distribution points through out the market offering up extended hours. You are certainly aware of the Bank Atlantic’s effort to do that and that's certainly impacting us, but I would say that we don't feel in these markets that it is significantly impacting our growth rates.  For what it's worth, one of the reasons we believe that to be the case is that most of the markets that we are operating in are non-metro markets, a lot of retirees and a lot of people who really are more ambivalent, I would say, about extended hours.  When you combine that with the fact that we have these alternatives in the Wal-Mart stores, we think that actually we are competing very well with that.  But again, you are right, people are offering extended hours and it seems to be working for them, I guess.

Chris Marinak:

Okay.  And then, a separate question, can you talk to us about what you expect in terms of seasonality or anything of that nature for this year?  Given the strength in the loan portfolio, is there any difference in seasonality this year, either be it on loans or maybe also on the liability side?

Dennis Hudson:

As you know, historically we have seen fairly significant amounts of seasonality in our balance sheet. But in the last few years we have seen a lot less of that. Bill and I was just talking about that in terms of looking ahead to this summer and what sort of equity issues we might face and I guess we are -- Bill, what are your comments there?

William Hahl:

Really over the last couple of years, as Dennis just mentioned, we have not seen that the seasonal deposit clients that we had typically seen -- say certainly 10 years ago, which is going back a ways.  I think there is a couple of reasons.  I think the Palm Beach County expansion and the added deposits coming in -- the increase in deposits as a result of that -- is masking maybe some of the lesser seasonality that actually does occur.  So we have seen growth continue quarter over quarter in our deposits over the last …certainly the last 6 to 8 quarters that I have looked back.  That's the only thing I can think of is that it's not really that much seasonality.

On the loan side, I would say that typically we did see seasonality in the residential production and so forth, but as Dennis mentioned, the markets here that we are operating in are quite strong (housing-wise) and I think we are seeing a lot less of that seasonality happening.  I might even say on the Seacoast Marine side that there is some seasonality there.  Production tends to be stronger in the third, fourth and first quarters and less in the second.

Okay?

Dennis Hudson:

Okay?

Chris Marinak:

Great.  And then one final question -- on the expense side, that's been beaten to the death here, do you have any goals on the efficiency ratio?  I don't know if I missed that or not.

Dennis Hudson:

Can you speak up a little?

Chris Marinak:

Do you have any goals on the efficiency ratio, Dennis?

Dennis Hudson:

As Bill indicated earlier, we are going to see a higher efficiency ratio this year than we would like and it’s primarily due to the market extension and the full year’s impact of that market extension, with a little more extend towards the end of it.  But we think after that we will be bringing that number down and our goal is to have it below 60, if not 60 percent.  Again that's high compared with some of the really large competitors, but we think, given our markets and our strategy in the markets and that with the kinds of businesses that they were operating that typically have higher expense ratios, notably trust, brokerage, marine finance, private banking and so forth, that that's a good target for us.

Chris Marinak:

So the down below 60, Dennis, is that more of an ‘05 event?

Dennis Hudson:

Yes.

Chris Marinak:

Okay, great.  Thanks very much guys.

Dennis Hudson:

Thank you.

Operator:

Sir, there are no further questions in queue, and I will turn the conference back to our moderator for any further comments.

Dennis Hudson:

Well, thank you very much for attending today.  We appreciate your attendance and always welcome your calls and questions at any time.  Thank you very much.  Bye, bye.

Operator:

Thank you ladies and gentlemen.  This does conclude the conference.  You may now disconnect.